Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545
Davina K. Kaile
dkaile@pillsburylaw.com
February 3, 2010
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long

Re:	Financial Engines, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 12, 2010 File No. 333-163581
Ladies and Gentlemen:
     On behalf of Financial Engines, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.
     Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 27, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
General
1.	We may have further comments once items that are currently blank, such as portions of summary consolidated financial information, use of proceeds, capitalization and dilution tables, are completed.

Securities and Exchange Commission
February 3, 2010

Response: The Staff’s comment is respectfully noted.

2.	We note your responses to comments 2, 3, and 5 from our letter dated January 5, 2010. We may have comments upon our review of these items once we receive them or they are filed.

Response: The Staff’s comment is respectfully noted.
Summary of Consolidated Financial Information, page 10
3.	We have read your response to comment 10 from our letter dated January 5, 2010. Please clearly disclose the number of IPO shares excluded from the pro forma EPS computations as well as why they are excluded.
     Response: The requested disclosure has been added to footnote 1 to the “Summary Consolidated Financial Information” and the “Selected Consolidated Financial Data”, as well as to Note 2 in the Notes to the Consolidated Financial Statements on page F-15 and Note 5 in the Notes to the Consolidated Financial Statements on page F-39. The Registrant excluded the IPO shares from the pro forma EPS calculation because the principal purposes for the IPO are to increase the Registrant’s working capital, create a public market for its common stock, facilitate access to the public capital markets and increase visibility in its markets. Since no proceeds are being reflected in pro forma adjustments in the income statements, the denominator in computing pro forma EPS excludes the entire sale of shares of common stock in the offering.
4.	We have read your response to comment 12 from our letter dated January 5, 2010. You indicate that upon completion of the offering, each share of your preferred stock is expected to convert into one share of your common stock in accordance with the automatic conversion provision. Please disclose the specific terms of the automatic conversion provision including any additional criteria that must be met. In this regard, please tell us why you “expect” that each of your preferred stock will be converted into one share of your common stock if the conversion is automatic. Please revise your disclosure accordingly.
     Response: The Registrant supplementally notes that in accordance with Section 4(b) of its charter, a majority of the outstanding shares of our Series A, Series B, Series C and Series D preferred stock, voting together as a class, and of the Series D, Series E and Series F preferred stock, each voting as a separate class, have approved the automatic conversion of each outstanding share of preferred stock into common stock on a one-for-one basis. The Registrant further notes that in accordance with its charter, the conversion ratio is determined by dividing the initial conversion price per share of each class of preferred stock by the applicable conversion price applicable to each such

Securities and Exchange Commission
February 3, 2010

share. Under the applicable and initial conversion prices per share of each class of preferred stock as reflected in our charter, this calculation results in a conversion ratio of 1:1 for each class of preferred stock. In January 2010, the Registrant’s board of directors approved the issuance of an aggregate of 456,666 shares of the Registrant’s common stock to holders of Series E preferred stock immediately following the closing of this offering such that each share of preferred stock, including the Series E preferred stock, would maintain a one-for-one conversion ratio to common stock.
5.	You state that the preferred shares are expected to convert into shares of common stock at a 1:1 ratio pursuant to the automatic conversion provisions. Your disclosures on page F-20 state that each share of preferred stock is convertible at the right and option of the stockholder into such number of fully paid and non assessable shares of common stock as is determined by (i) $0.50 for Series A preferred stock, (ii) $1.25 for Series B preferred stock, (iii) $3.79 for Series C preferred stock, (iv) $5.54 for Series D preferred stock, (v) $11.47 for Series E preferred stock and (vi) $4.75 for Series F preferred stock. Given these conversion terms, please help us understand why each series of preferred stock is being converted on a 1:1 ratio. In this regard, please address the following:
•	You should disclose how you arrived at the 1:1 ratio, including the factors that you considered;

•	Please clarify if the same exchange ratio will be used for all holders of all series of preferred shares;

•	Please provide us with a comprehensive explanation of your consideration of whether you need to account for any preferential rights or beneficial conversion features in regards to these conversions; and

•	Please clarify whether any holders of these preferred shares will increase or decrease their proportionate ownership levels relative to other owners as a result of these conversion terms.
     Response: The Registrant respectfully refers to its response to Comment #4. As discussed above, in accordance with Section 4(b) of its charter, a majority of the outstanding shares of our Series A, Series B, Series C and Series D preferred stock, voting together as a class, and of the Series D, Series E and Series F preferred stock, each voting as a separate class, have approved the automatic conversion of each outstanding share of preferred

Securities and Exchange Commission
February 3, 2010

stock into common stock on a one-for-one basis. The Registrant further notes that in accordance with its charter, the conversion ratio is determined by dividing the initial conversion price per share of each class of preferred stock by the applicable conversion price applicable to each such share. Under the applicable and initial conversion prices per share of each class of preferred stock as reflected in our charter, this calculation results in a conversion ratio of 1:1 for each class of preferred stock.
     The Registrant respectfully notes that as of December 31, 2008, each share of the preferred stock was convertible at the right and option of the stockholder into such number of fully paid and nonassessable shares of common stock as is determined by dividing (A) (i) $0.50 for Series A preferred stock, (ii) $1.25 for Series B preferred stock, (iii) $3.79 for Series C preferred stock, (iv) $5.54 for Series D preferred stock, (v) $11.47 for Series E preferred stock and (vi) $4.75 for Series F preferred stock, by (B) the conversion price applicable to such share in effect on the date the certificate is surrendered for conversion. As of December 31, 2008, the conversion price applicable to each series of preferred stock was (i) $0.50 for Series A preferred stock, (ii) $1.25 for Series B preferred stock, (iii) $3.79 for Series C preferred stock, (iv) $5.54 for Series D preferred stock, (v) $11.47 for Series E preferred stock and (vi) $4.75 for Series F preferred stock. As a result, if the certificates had been surrendered for conversion on December 31, 2008, the shares of preferred stock would have converted into shares of common stock at a 1:1 ratio.
     Subsequent to December 31, 2008, the Registrant amended and restated its articles of incorporation as filed as Exhibit 3.(i)(1) to the Registration Statement, pursuant to which each share of preferred stock is convertible at the right and option of the stockholder into such number of fully paid and nonassessable shares of common stock as is determined by dividing (A) (i) $0.50 for Series A preferred stock, (ii) $1.25 for Series B preferred stock, (iii) $3.79 for Series C preferred stock, (iv) $5.54 for Series D preferred stock, (v) $11.3292 for Series E preferred stock and (vi) $4.75 for Series F preferred stock, by (B) the conversion price applicable to each series of preferred stock, which is currently (i) $0.50 for Series A preferred stock, (ii) $1.25 for Series B preferred stock, (iii) $3.79 for Series C preferred stock, (iv) $5.54 for Series D preferred stock, (v) $11.3292 for Series E preferred stock and (vi) $4.75 for Series F preferred stock.
     The Registrant respectfully notes that the disclosure on page F-20 has been revised to include the conversion price applicable to each series of preferred stock as of December 31, 2008.
     In January 2010, the Registrant’s board of directors approved the issuance of an aggregate of 456,666 shares of the Registrant’s common stock to holders of Series E preferred stock immediately following the closing of this offering such that each

Securities and Exchange Commission
February 3, 2010

share of preferred stock, including the Series E preferred stock, would maintain a one-for-one conversion ratio to common stock. The Registrant confirms that the same exchange ratio of 1:1 will be used for all holders of all series of preferred stock and no holders of preferred stock will increase or decrease their proportionate ownership levels relative to other owners as a result of these conversion terms except to the extent that the aggregate ownership level of holders of Series E preferred stock will increase upon the issuance of the 456,666 shares of common stock. Disclosure to this effect has been added under “Summary Consolidated Financial Information.”
     With respect to any preferential rights or beneficial conversion features in regards to this conversion of the preferred stock, the Registrant respectfully refers the Staff to its response to Comment #19.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
6.	We have read your response to comment 16 from our letter dated January 5, 2010. You include a line item described as other which primarily consists of employer and employee contributions, plan fees, and market movement. The other line item represents approximately 60% of the total change from January 1, 2009 to December 31, 2009 and 685% of the total change from January 1, 2008 to December 31, 2008. In this regard, you should further break out any additional significant components including market movement. Please also separately discuss these inflows/(outflows) related to AUM such that readers can clearly identify any trends depicted by these inflows and outflows. Please consider moving this table in MD&A and providing your discussion of the inflows/(outflows) with the table in MD&A.
     Response: In response to the Staff’s comment, the table showing AUM inflows and outflows and related discussion have been moved to MD&A. Additional disclosure has also been added to clarify the other components affecting AUM, including market movement, and to identify trends, where practicable, depicted by these inflows and outflows. Specifically, disclosure has been added to clarify that (a) increases in AUM are primarily due to new members enrolling in the service and, to a lesser extent, employee and employer contributions to the 401(k) plan, and may also reflect rising securities markets and (b) decreases in AUM are typically due to voluntary and involuntary cancellations and, to a lesser extent, the deduction of plan administrative fees and Professional Management fees and participant loans and

Securities and Exchange Commission
February 3, 2010

hardship withdrawals, and may also reflect declining securities markets. The Registrant supplementally notes that it does not receive data breaking out contributions, plan administrative fees, participant loans and hardship withdrawals. These latter three categories are typically small as compared to the Registrant’s AUM. In addition, disclosure has been added to state that the impact of either rising or declining securities markets on AUM will largely depend on which asset class or classes are rising or declining, and the relative proportion of that asset class held in aggregate in portfolios the Registrant manages. Further disclosure has been added to note that market gains and losses for fixed income securities and cash have historically been more moderate than market gains and losses for equity securities and the table describing the percentages for the style exposures of the portfolios managed by the Registrant has been moved from “Business-Investment Process and Methodology” to MD&A. The Registrant further notes that in 2008, the value of assets in member accounts decreased primarily due to a decline in the equity markets and was a significant portion of the outflows included as “other”. Thus, in 2008 increases in AUM due to new members enrolling in the service and employee and employer contributions did not offset the combination of these declines in asset values and cancellations. Increases in AUM due to employee contributions will depend on the proportion of members who are actively participating in their 401(k) plan, their respective contribution rates, and increases in AUM due to employer contributions will depend on whether the plan sponsor offers an employer match and the amount of that match and the proportion of members who are active in their 401(k) plan. Member contribution rates may be affected by the characteristics of their 401(k) plan, including automatic contribution escalations and the presence of company matching contributions. The amount of contributions as a percentage of the Registrant’s AUM varies with the relative size of increases or decreases in AUM attributable to several factors, including market movement. In most cases, contributions are capped by plan and IRS limits. In 2009, equity markets began to recover. An increase in the value of assets in member accounts due to the rising equity markets was a significant portion of the “other” inflows, followed by contributions, offset by a lesser amount of plan administrative fees, loans and hardship withdrawals. We believe that aggregate contribution rates in 2009 may reflect relatively lower employer contributions given that some employers suspended or reduced their matching contribution due to adverse economic conditions. Disclosure regarding the foregoing has also been added to MD&A under the AUM table.
7.	In order to enable readers to better understand the impact of changes in AUM on your results of operations for the nine months ended September 30, 2009, please also present the changes for only the nine months ended September 30, 2009.

Response: The requested disclosure has been added to the table showing AUM inflows and outflows under MD&A.

Securities and Exchange Commission
February 3, 2010

8.	We have read your response to comment 17 from our letter dated January 5, 2010. You have updated your AUM information through December 31, 2009. Please quantify to the extent possible, information regarding any known changes in assets under management occurring “subsequent” to your latest balance sheet date but prior to the date of your filings, such as known cancellations and/or notices of expected cancellations. Your current disclosure still does not disclose known cancellations or notices of expected cancellations as of December 31, 2009.
     Response: Disclosure has been added to describe known changes in AUM occurring subsequent to September 30, 2009, including known involuntary cancellations subsequent to that date and as of December 31, 2009. Specifically, disclosure has been added to clarify that the Registrant’s quarter-end AUM excludes the amount of any account cancelled by a member prior to the end of the last day of the quarter. If a plan sponsor has provided advance notice of cancellation of the plan sponsor contract, however, the AUM for members of that plan sponsor is included in AUM until the effective date of cancellation, after which it is no longer part of our AUM. As of December 31, 2009, the AUM attributable to members in plans for which the plan sponsor had given notice of cancellation of the Professional Management service was less than 0.3% of AUM as of December 31, 2009. As of January 31, 2010, the Registrant had received cancellation notices from two plan sponsors covering members representing less than 1% of AUM as of December 31, 2009. The effective dates of these Professional Management cancellation notices are January 1, 2010 and June 30, 2010. Historically, member cancellations have had a lesser impact on AUM relative to the positive impact of AUM from new members, in part due to the low historical rate of sponsor cancellations and the fact that the Registrant’s voluntary cancellation rates tend to decrease after the first year of membership and have averaged approximately 1% per month during the Registrant’s history.
Cash Incentive Plan, page 103
9.	Please clarify how you determined the 2009 Incentive Target amounts. We note your statement that these amounts were determined using market data provided by the surveys, but it is not clear how the market data was used, or how it relates or compares to the target amounts. We also note a brief discussion of adjustments to incentive targets in the section entitled “Base Salaries”, but this discussion also does not make clear why the incentive targets were adjusted or how the target amounts were determined.
     Response: Disclosure has been added under “Executive Compensation – Principal Elements of Executive Compensation – Cash Incentive Plan” to clarify how

Securities and Exchange Commission
February 3, 2010

the market data was used and how it relates to the target amounts, why the incentive targets were adjusted and how the target amounts were determined.
10.	In the paragraph following the table depicting 2009 Incentive Target amounts, please clarify whether the $16 million and $12 million targets for the New Management Fee Rate and Cash Net Income would result in payout of incentive awards at the target levels appearing in the table, or at the threshold level (i.e., 50% of target) that you describe in the paragraph preceding the table. If they relate to the target level payouts, please disclose the measures set to result in a payout at the threshold level.
     Response: The requested disclosure has been added under “Executive Compensation – Principal Elements of Executive Compensation – Cash Incentive Plan.”
Equity Awards, page 105
11.	We note that 2009 stock option awards were based on a number of factors, including market data, individual performance and internal equity. Please discuss these items with more specificity to help investors understand how you determined the specific amounts of options granted.
     Response: The requested disclosure has been added under “Executive Compensation – Principal Elements of Executive Compensation –Equity Awards” to specify how these factors were applied in determining the specific amounts of options granted.
2009 Summary Compensation Table, page 107
12.	Please include the 2008 compensation information that was required in your initial filing of this registration statement, as well as the updated 2009 information you have provided here. Please see Instruction 1 to Item 402(c).
     Response: The requested disclosure has been added.

Securities and Exchange Commission
February 3, 2010

Financial Statements
Note 1 – The Company and Summary of Significant Accounting Policies
General
13.	We have read your response to comment 39 from our letter dated January 5, 2010. You indicate that there is diversity in practice as to how the amortization of internal use software is classified in the income statement. You believe that your presentation as a separate line item on the face of the statement of operations is the most meaningful presentation for your business. Please tell us how you determined that it was appropriate to include amortization of internal use software as a separate line item instead of as a component of cost of revenues. Please tell us what consideration you gave to SAB Topic 11:B. Please also tell us why you believe that your current presentation is the most meaningful for your business. Please cite the accounting literature used to support your conclusion.
     Response: In response to the Staff’s comment and in consideration to the guidance in SAB Topic 11:B, the Registrant has revised it Statement of Operations to exclude presentation of “Gross profit” and enhanced the description of the line item Cost of revenue to read as “Cost of revenue (exclusive of amortization of internal use software)” in the Registration Statement, including the financial statements. Further, the Registrant has expanded its disclosure in Note 1 of the Notes to the Consolidated Financial Statements on page F-10 to more fully explain why the amortization is presented as a separate line item on the financial statements.
     The Registrant supplementally advises the Staff that internal use software consists of: (1) systems developed for our internal use for tracking membership data, including AUM, customer cancellations and other related customer statistics and (2) enhancements to its advisory service platform. While the Registrant tracks the appropriate costs and projects for capitalization, due to the pervasive utility of capitalized internal use software it does not track internal use software in a manner that would reasonably permit allocation of amortization expense to the various functional line items. As the Registrant does not have a reasonable and rationale basis for which to allocate amortization expense, it believes that the presentation of its amortization of internal use software as a separate line item on the face of the consolidated statement of operations is the most meaningful presentation.
Internal Use Software, page F-9
14.	We have read your response to comment 41 from our letter dated January 5, 2010. In regards to the enhancements to your advisory service platform, please help us understand the nature of the costs and how you determined that

Securities and Exchange Commission
February 3, 2010

they should be characterized as internal use software costs per paragraph 12 of SOP 81-1. Please also address what consideration you gave to paragraphs 24 and 25 of SOP 81-1 in determining whether these costs should be expensed or capitalized.
     Response: The Registrant respectfully notes that the Staff referred to SOP 81-1 in its Comment #14 and assumes the Staff intended to refer to SOP 98-1. Accordingly, the Registrant’s response below refers to the corresponding paragraphs within SOP 98-1.
     With regard to paragraph 12 of SOP 98-1, internal use software is defined as having the following characteristics: (a) The software is acquired, internally developed, or modified solely to meet the entity’s internal needs; and (b) during the software’s development or modification, no substantive plan exists or is being developed to market the software externally. The Registrant respectfully submits that none of its internal use software has ever been available for sale, lease or subject to a plan to be marketed externally. Further, there are no plans to market the software externally in the near future. Consequently, the Registrant believes that its capitalized internal use software meets both characteristics in paragraph 12 for software to be considered for internal use. The Registrant further notes that only costs associated directly with development are capitalized. Costs in this area include employee compensation and related expenses and fees for external consulting services.
     With regard to paragraphs 24 and 25 of SOP 98-1 and as it relates to upgrades and enhancements to the software, the Registrant submits that only costs associated with modifications to existing internal-use software that result in additional functionality—that is, modifications to enable the software to perform tasks that it was previously incapable of performing, are capitalized as enhancements. The Registrant expenses all internal costs incurred for maintenance or minor enhancements as incurred.
Note 2 — Net Loss Per Common Share, page F-14
15.	We have read your response to comment 43 from our letter dated January 5, 2010. It still remains unclear how you treat your restricted stock for purposes of computing earnings (loss) per share. Please disclose how you treated your restricted stock for purposes of computing earnings (loss) per share in accordance of SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock. Please also clarify how you determined the appropriate treatment of restricted common shares subject to repurchase in your determination of basic and diluted earnings per share. In this regard,

Securities and Exchange Commission
February 3, 2010

your disclosures on pages F-14 and F-37 indicate that you are subtracting all weighted average restricted common shares subject to repurchase in your determination of net weighted average common shares outstanding for purposes of calculating basic net income (loss) per share attributable to holders of common stock. Please cite the accounting literature used to support your conclusion.
     Response: The Registrant respectfully submits that the treatment of restricted stock for the purpose of computing basic and diluted net income (loss) per share (“EPS”) is in accordance with SFAS 128, Earnings Per Share, as further discussed below. The Registrant has disclosed its treatment of vested and unvested restricted stock under its significant accounting policies on page F-13.
     The Registrant notes that the basic net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period less the weighted average number of unvested restricted stock (which the Registrant refers to as common shares subject to repurchase). Restricted stock (vested and unvested) are included in the number of common shares outstanding in the consolidated statement of stockholders’ equity in the period such awards are granted. Unvested restricted stock is subject to repurchase and is therefore deducted from the number of common shares outstanding to arrive at the weighted average number of shares of common stock used for basic net income (loss) per share. On vesting of the restricted stock, such shares are no longer subject to repurchase and are therefore included in the weighted average number of shares of common stock used for basic net income (loss) per share.
     Diluted net loss per common share is computed by giving effect to all potentially dilutive common shares, including options, restricted common stock subject to repurchase, warrants and convertible preferred stock. Restricted stock is reflected in the computation of diluted net income per share by application of the treasury stock method. Note 2 of the audited financial statements and Note 5 of the unaudited condensed financial statements provides a tabular reconciliation of the computation of basic and diluted net income per share.
     The Registrant considered the following accounting literature citation and analysis in supporting its conclusion:

Securities and Exchange Commission
February 3, 2010

     Paragraph 20 of SFAS 128 states “Awards of share options and nonvested shares (as defined in FASB Statement No. 123 (revised 2004), Share-Based Payment) to be issued to an employee under a share-based compensation arrangement are considered options for purposes of computing EPS. Such share-based awards shall be considered to be outstanding as of the grant date for purpose of computing diluted EPS even though their exercise may be contingent upon vesting. ...”
     Paragraph 23 of SFAS 128 states “Awards with a market condition, a performance condition, or any combination thereof (as defined in Statement 123(R)) shall be included in diluted EPS pursuant to the contingent share provisions in paragraphs 30-35 of this Statement.”
     Paragraph 109 of SFAS 128 states, “... However, because issuance of performance-based stock options (and performance-based nonvested stock) is contingent upon satisfying conditions in addition to the mere passage time, those options and nonvested stock are considered to be contingently issuable shares in the computation of diluted EPS. The Board decided that a distinction should be made only between time-related contingencies and contingencies requiring specific achievement.”
     The guidance in SFAS 128 provides that vesting associated with the passage of time is not considered to be a contingency. An award that will vest as a result of a service period, regardless of whether other performance conditions are met, would not be considered to be a contingently issuable share and should be considered to be an outstanding award for purposes of calculating diluted EPS even though the service period has not yet been completed. Paragraph 17 of SFAS 128 states that nonvested stock granted to employees is the equivalent of an option or warrant and the dilutive effect of such awards shall be reflected in diluted EPS by application of the treasury stock method.
     As it relates to basic EPS, paragraph 10 of SFAS 128 states “Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares.”
     The guidance in paragraphs 23 and 109 of SFAS 128 provides that shares that vest based on the passage of time (i.e., service condition) are not considered to be contingently issuable shares. However, that guidance is specific to the determination

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February 3, 2010

of diluted EPS. The guidance in paragraph 10 is specific to the determination of basic EPS. As such, until shares vest, either based on the satisfaction of the EPS target or the service condition, the Registrant believes its unvested restricted shares should not be included in the computation of basic EPS until the time-based vesting restriction has lapsed.
Preferred Stock Dividend, page F-21,
16.	We have read your response to comment 44 from our letter dated January 5, 2010. In light of the conversion terms related to the Series E Preferred Stock, please help us understand what consideration you give to the common stock fair values that you determine in your valuations in arriving at the fair value of the preferred stock dividends. Please help us understand how you reconcile between the fair values of the Series E preferred stock and the common stock.
     Response: The Registrant supplementally notes that in the valuation of both the common stock and the Series E preferred stock, the value of the entire company (the “Enterprise Value”) (representing the value associated with all debt, preferred and common shares) was determined using income-based and market-based approaches. Option pricing models were then used to allocate that Enterprise Value between the various capital interest holders (debt, preferred and common shares) based on differences between them with respect to liquidation preferences, conversion rights, voting rights and other features. All assumptions used in arriving at the value of one share class (e.g., the Registrant’s common stock) were entirely consistent with the assumptions used in deriving the value of any other share classes (e.g., the Series E preferred stock). The primary assumptions used to allocate the Enterprise Value between the various share classes included the following: company volatility, expected term to a liquidity event, risk free rate consistent with the expected term, and liquidation preference levels and indifference thresholds calculated for each class of shares. Therefore, all concluded values related to both the common and preferred shares were reconciled, as the assumptions used in the analysis of both types of shares were identical. Additional disclosure to this effect has been added on page F-22.
Stock Options and Restricted Stock Plans, page F-23
17.	We have read your response to comment 45 from our letter dated January 5, 2010. The valuations use the income approach method. The valuations also consider the public company market multiple method to evaluate the reasonableness of the fair value determined by the income approach. Please provide us with a summary of how the fair value of the common stock was determined as of each valuation date in 2009, which should include the following:

Securities and Exchange Commission
February 3, 2010

•	Please provide us with the computations which show how fair value was determined as of each date. These computations should include the fair value determined based on the income approach as well as under the market multiple method. Please tell us how you were able to determine the reasonableness of the income approach based on the market multiple method approach;

•	You used a lack of marketability discount in your determination of fair value which it appears was 20% in your January 30, 2009 and April 30, 2009 valuations and 15% in your July 31, 2009 and October 31, 2009 valuations. Please clarify whether any additional discounts were used to arrive at the fair value amounts. Please show us in the computations how these discounts were applied to arrive at the estimated fair values as of each date; and

•	Please provide us with a summary of the key assumptions used under each approach as of each valuation date in 2009 and discuss the reasons for any significant changes from period to period in these assumptions.
We will not be able to complete our evaluation of your response until the IPO range has been disclosed.
     Response: Disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Management Estimates – Stock-Based Compensation” and on page F-22 to clarify that no additional discounts were used to arrive at the fair value amounts other than the lack of marketability discount. The Registrant respectfully submits that it will provide the additional requested information to the Staff on a supplemental basis and acknowledges that the Staff will not be able to complete its evaluation of this response until the IPO range has been disclosed.
Interim Financial Statements
General
18.	Please address the comments above on your annual financial statements in your interim financial statements as well.
     Response: The Registrant confirms that the foregoing comments have been addressed in its annual financial statements as well as its interim financial statements.

Securities and Exchange Commission
February 3, 2010

19.	We have read your response to comment 47 from our letter dated January 5, 2010. You disclosed that in lieu of the adjustment to the conversion price in accordance with certain down-round rights contained in the Series B, C, D, and E convertible preferred stock, you have historically elected to issue a paid-in-kind preferred stock dividends to preferred stock holders such that the preferred stock maintained a one for one conversion ratio to common. Given that it appears your paid-in-kind preferred stock dividends still represent an anti-dilution provision, please tell us what consideration you gave to FASB ASC 815. We also note that your disclosures indicate that the Articles of Incorporation have anti-dilution provisions which adjust the conversion rates. Please tell us what consideration you gave to whether your convertible preferred stock met the scope exception in FASB ASC 815-10-15-74. Please provide us with your analysis of whether your convertible preferred stocks are indexed to its own stock pursuant to FASB ASC 815-10-15-74 by a) evaluating the instrument’s contingent exercise provisions, if any and b) evaluating the instrument’s settlement provisions.
     Response: The Registrant respectfully submits the following analysis.
     As described in more detail below, the Registrant concluded that the conversion features embedded in its convertible preferred stocks are clearly and closely related to the economic characteristics and risks of the host contracts, which were determined to be equity hosts. Consequently, the bifurcation criterion in FASB ASC subparagraph 815-15-25-1(a) was not met and the conversion features have not been separately accounted for as derivatives. Because that criterion for bifurcation of potential embedded derivatives was not met, an evaluation of the remaining criteria in FASB ASC paragraph 815-15-25-1, including an analysis of whether the conversion features meet the scope exception in FASB ASC paragraph 815-10-15-74 for purposes of evaluating the criterion in FASB ASC subparagraph 815-15-25-1(c), was not applicable.
     The down-round rights contained in its convertible preferred stocks provide for an adjustment to the conversion price if the Registrant (a) issues shares for an amount that is less than the respective conversion prices of those preferred shares or (b) issues another equity-linked instrument (e.g., convertible debt, convertible preferred stock, stock options, restricted stock or warrants) with a strike price that is less than the respective conversion prices of those preferred shares. In lieu of making an adjustment to the conversion price in those circumstances, the Registrant has delivered paid-in kind (PIK) preferred stock dividends such that the aggregate number of shares issuable upon conversion is the same as the number of shares that would have been issuable upon conversion if the conversion rate had been adjusted pursuant to the down-round provision. For purposes of evaluating whether its convertible preferred stocks contain an embedded feature that would require separate accounting under FASB ASC Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives, the Registrant concluded that the conversion option and the down-round adjustment feature, including the Registrant’s right to satisfy that feature by delivering PIK preferred stock dividends, should be analyzed as a single potential embedded derivative (i.e., a contingently adjustable conversion option).
     ASC paragraph 815-15-25-1 requires that an embedded derivative be separated from the host contract and accounted for separately as a derivative instrument if all of the following three criteria are met:
a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of FASB ASC Topic 815, Derivatives and Hedging.
     For purposes of evaluating whether the conversion feature should be separated and accounted for as a derivative pursuant to the guidance in FASB ASC paragraph 815-15-25-1, the Registrant first evaluated whether the economic characteristics of the conversion feature are clearly and closely related to the host contract (i.e., criterion (a) in ASC paragraph 815-15-25-1). The Registrant determined that the host contracts for its convertible preferred stocks are more akin to equity than debt based on the guidance in FASB ASC paragraphs 815-15-25-16 and 25-17 and the terms of those instruments, including the following considerations:
•	The instruments contain no mandatory redemption features, unconditional redemption features at the option of the holder, or contingent redemption features that are exercisable upon events outside the control of the Registrant. The convertible preferred stocks are presented within permanent equity in the Registrant’s balance sheet;

•	Dividends on the convertible preferred stocks are discretionary and not mandatory in nature (i.e., each preferred stockholder is entitled to dividends only when and if declared by the board of directors). If declared, those preferred shares are entitled to dividends prior to the payment of dividends on common stock. However, dividends on the preferred shares do not accumulate if they are not declared (i.e., dividends are not cumulative).

•	The convertible preferred stocks have full voting rights with holders of the Registrant’s common shares on an as-if-converted basis;

•	There are no collateral requirements in the preferred stock agreements; and

•	The preferred shares provide the holder with a residual interest in the Registrant (i.e., the holder’s residual interest in the Registrant varies in value with the performance of the Registrant due to the conversion feature).
     Based on the above analysis, the registrant concluded that the embedded conversion features are clearly and closely related to the equity host contracts of the preferred stock. Therefore, criterion (a) in ASC paragraph 815-15-25-1 is not met and the embedded conversion features have not been bifurcated and accounted for as derivatives.
     Since the conversion option with a down-round provision is not required to be separately accounted for as a derivative under Topic 815, the contingent reduction in the conversion price is evaluated as a potential contingent beneficial conversion feature under paragraph 470-20-25-6, paragraph 470-20-25-20, and related guidance. As noted in the response to Comment No. 47 from the Registrant’s letter dated January 12, 2010, the Registrant has measured the PIK dividends at its fair value on the date the dividends were declared. For purposes of evaluating whether the convertible instruments issued as PIK dividends contain a beneficial conversion feature, the Registrant has used the fair value of the underlying stock at the declaration date to measure the intrinsic value of the conversion feature pursuant to the guidance in FASB ASC paragraph 470-20-30-18.

Securities and Exchange Commission
February 3, 2010

Note 5. Net Income (Loss) Per Share, page F-37
20.	Please clearly disclose in the heading on page F-38 what you are giving pro forma effect to.

Securities and Exchange Commission
February 3, 2010

     Response: The requested disclosure has been added.
* * * * *
     The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.
Very truly yours,
/s/ Davina K. Kaile
Davina K. Kaile

cc:	Sherry Haywood, Esq. Nudrat Salik Ernest Greene Jeffrey N. Maggioncalda Raymond J. Sims Anne S. Tuttle Douglas D. Smith, Esq.